
June 12, 2014

<u>Via E-mail</u>
Ori Goore
Chief Executive Officer
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan
Israel 52700

> **Re:** **Dynamic Applications Corp.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed May 29, 2014**
> **File No. 000-54856**

Dear Mr. Goore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please disclose the information that you deleted from Items 1 and 7 regarding Asher Zwebner, with revisions as necessary to ensure the accuracy of your disclosure. See comments 3 and 17 in our letter to you dated December 17, 2012, comments 6 and 7 in our letter to you dated February 28, 2013, and comment 2 in our letter to you dated May 28, 2013.

Item 4. Security Ownership of Certain Beneficial Owners and Management

2.   Please tell us why you have not included Oofliam L.L.C. in this table given the securities it acquired in February 2014 according to your disclosure in Item 10. See Regulation S-K Item 403(a).

Ori Goore
Dynamic Applications Corp.
June 12, 2014
Page 2

Item 10. Recent Sales of Unregistered Securities

3.	Please tell us where you have provided the disclosure required by Regulation S-K Item 701(d) regarding the securities transactions mentioned in your response to prior comment 4. In this regard, please reconcile your disclosure in this Item with the information in Note 2 to your financial statements included in this filing for the period ended March 31, 2014. When you revise your disclosure in response to this comment, please include more specific information regarding the nature, amount and duration of "services" that you received as consideration for securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at 202-551-3662 or Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Richard Rubin, Esq.